UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2024

DF Growth REIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

750 B Street Suite 1930 San Diego, CA 92101

(Address of principal executive offices)

85-26000369

(IRS Employer Identification Number)

Issuer’s telephone number, including area code

858.430.8528

The use of the terms the “Company,” “we,” “us,” or “our” in this report refer to DF Growth REIT II, LLC, unless the context indicates otherwise.

ITEM 1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this report. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2024. The financial statements included in this filing as of and for the six months ended June 30, 2024 are unaudited and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make interim statements of operations not misleading have been included.

Operating Results

The Company was formed on August 6, 2020 and began operating its investment portfolio on December 10, 2021 when it completed its first property acquisition. As of June 30, 2024, the Company had invested a total of $9,382,393 in equity in 5 projects managed by our Sponsor and $113,859 in debt in 1 project managed by our Sponsor as follows:

Property	Ownership Percentage	Investment Type	Investment Amount*
Avalon I (aka) Willow Ridge	1.28	Equity	$131,693
Avalon II (aka NCP Dove)	29.72	Equity	$5,051,716
Avalon II (aka NCP Dove)	N/A	Debt	$113,859
Mission Villas	20.68	Equity	$1,842,278
Swaying Oaks	43.07	Equity	$1,500,935
Durant Ave.	31.69	Equity	$855,770
TOTAL			$9,496,252

*	Investment Amount represents the net amount contributed to the specified property or related fees or expenses and does not include unrealized losses or gains or other adjusting journal entries.

Our net loss for the period ending June 30, 2024 (consisting entirely of general and administrative expenses) was $9,413. The Company expects that if the underlying portfolio properties are able to distribute cash flows to the Company, the operating loss will decrease.

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Capital sources include net proceeds from our Offering, cash flow from operations, net proceeds from asset sales, borrowings under credit facilities and other term borrowings. On June 9, 2022, our Offering whereby we sought to raise $75,000,000 was suspended and we raised no additional equity capital after that date. As of June 30, 2024, we had raised $11.3 million; we had deployed approximately $9.47 million for 6 investments; and we had approximately $20,176 in cash and cash equivalents.

Trend Information

The US Multifamily and Real Estate markets were subject to the same macroeconomic forces that affected all asset classes in the first half of 2024. Short term headwinds included continuing high interest rates and the treatment of federal surplus/deficit spending and inflation as measured by the Consumer Price Index (CPI), but the pause in interest rate hikes and upward pressure on the job market spawned hope for substantial interest rate cuts later in 2024 and on September 18, the Federal Reserve announced a 0.5 percentage point cut.

We anticipate rent growth through the end of 2024 in many markets, particularly in key strategic markets where supply still lags sustained demand. Sustained high interest rates will impact valuations as we predict multifamily transaction prices will begin to come more in line with the increased cost of capital.

ITEM 2

OTHER INFORMATION

SEC Investigation and Related Litigation

As previously disclosed, in November 2021 the SEC began an investigation of the Company and in February 2022 the SEC initiated a related enforcement action. The SEC alleged that the Company had failed to comply with two technical requirements of Regulation A in its offering to investors and had included inaccurate statements about the Company on the DiversyFund website. None of the SEC’s complaints alleged any intentional wrongdoing or financial or accounting violations, and accurate information about the offering was available to investors at all times. On June 9, 2023 the SEC issued a settlement order in which the Company agreed to a permanent suspension of its offering. No fines or penalties were administered by the SEC. The SEC concluded its investigation of the Company on August 9, 2023 and announced that it recommended no further actions against the Company or any of its affiliates.

In December 2022 attorneys for three shareholders in the Company brought a putative class action against the Company; DF Growth REIT I, LLC; DiversyFund, Inc., the Sponsor; and Craig Cecilio and Alan Lewis as principals of DiversyFund, Inc. The suit largely piggybacked on claims raised by the SEC in its inquiry of REIT II. The shareholder action alleged that the named shareholders were misled and sought compensation for their losses as well as reimbursement of all attorneys’ fees, costs and interest on those fees. Attorneys also sought to have their claim certified as a class action on behalf of all investors in the Company. The Company engaged defense counsel well experienced in defending securities litigation and securities class actions in order to vigorously contest these claims, which we believe are wholly without merit. In May 2023, the Company filed a motion to dismiss all claims and in April 2024 the judge dismissed the investor suit, noting that investors had suffered no loss. Attorneys for the plaintiffs filed an amended complaint and the Company again responded with a motion to dismiss all claims. It is typically difficult to predict the course of contested litigation, however, and the potential impacts on the Company, its affiliates, and/or their investors and employees range from the cost of litigation expense to significant economic consequences. The Company has already incurred significant legal costs and expenses defending against this action; to date, these costs and expenses have been paid by the Sponsor.

Recent Developments

Investments

No new real estate investments were acquired or sold by the Company since June 30, 2024.

ITEM 3

Financial Statements

DF Growth REIT II, LLC

DF Growth REIT II, LLC
Balance Sheet
As of June 30, 2024 (Unaudited) and December 31, 2023 (Audited)

	Six Months Ended June 30, 2024	Year Ended December 31, 2023
ASSETS
Cash and Cash Equivalents	$20,176	$21,922
Due From Related Party	117,643	117,643
Total Real Estate Equity Investments, Net	6,371,149	6,396,149
Real Estate Debt Investments	113,859	113,859
Total Assets	$6,622,826	$6,649,573

LIABILITIES AND MEMBERS’ EQUITY

LIABILITIES
Accounts Payable and accrued expenses	$87,642	$104,976
Related Party Payable
Dividend Payable
Subscription received in advance
Redemptions Payable
Total Liabilities	$87,642	$104,976

MEMBERS’ EQUITY
Equity:
Common Shares $10 par value; 5,000,000 shares authorized ; 1,108,312 shares issued and outstanding, net of offering costs as of June 30, 2024	$11,346,778	$11,346,778
Accumulated Deficit	(4,811,594)	(4,802,181)
Total Members’ Equity	$6,535,184	$6,544,597

Total Liabilities and Members’ Equity	$6,622,826	$6,649,573

DF Growth REIT II, LLC
Statement of Operations
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

	Six Months Ended June 30, 2024	Six Months Ended June 30, 2023
REVENUES
Rental Property Revenue	$-	$-
Realized Investment Income
Other Income
TOTAL REVENUES	$-	$-

EXPENSES
Operating Expenses
General and Administrative Expenses	$9,413	$22,295
Fund Management		$100,000
Total Operating Expenses	$9,413	$122,295
Investing Expenses
Unrealized Investment Loss
Total Investing Expenses
TOTAL EXPENSES	$9,413	$122,295
NET LOSS	$(9,413)	$(122,295)

DF Growth REIT II, LLC
Statement of Cash Flows
For the periods ended June 30, 2024 (Unaudited) and June 30, 2023 (Unaudited)

	For the Six Months Ended June 30, 2024	For the Six Months Ended June 30, 2023
OPERATING ACTIVITIES
Net Loss	(9,413)	$(122,295)
Adjustments to Organization Costs
Change in Assets and Liabilities
Net increase/decrease in accounts receivable and other assets		-
Net increase/decrease in accounts payable and accrued expenses	(17,333)	10,133
Net Increase/decrease in due to related party		-
Net cash used in operating activities	(26,746)	(112,162)
INVESTING ACTIVITIES
Investment in real estate equity investments	25,000	(2,214)
Investment in real estate debt investments		-
Net cash used in Investing activities	25,000	(2,214)
FINANCING ACTIVITIES
Proceeds from the issuance of common stock, net of syndication costs
Decrease in Liability to Sponsor
Change in Notes and Interest Payable
Paid to investors for Dividends
Net cash provided by financing activities	-	-

Net increase in cash and cash eqivalents	(1,746)	(114,376)
Cash and cash equivalents, beginning of period	21,922	279,346
Cash and cash equivalents, end of period	$20,176	$164,970

DF Growth REIT II, LLC
Statement of Members’ Equity
For the year ended December 31, 2023 (Audited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 31, 2023	1,134,678	$11,346,778	$(3,240,775)	$8,106,003
Proceeds from issuance of class A shares	-	-		-
Distributions declared on class A shares	-	-		-
Net Loss			(1,561,406)	(1,561,406)
Balance as of December 31, 2023	1,134,678	$11,346,778	$(4,802,181)	$6,544,597

DF Growth REIT II, LLC
Statement of Members’ Equity
For the six months ended June 30, 2024 (Unaudited)

	Class A Investor Shares		Accumulated	Total
	Shares	Amount	Deficit	Equity
January 31, 2024	1,134,678	$11,346,778	$(4,802,181)	$6,544,597
Proceeds from issuance of class A shares	-	-		-
Distributions declared on class A shares	-	-		-
Net Loss			(9,413)	(9,413)
Balance as of June 30, 2024	1,134,678	$11,346,778	$(4,811,594)	$6,535,184

ITEM 4

Exhibits

Exhibit 1A-2A	Certificate of Formation*
Exhibit 1A-2B	Limited Liability Company Agreement dated August 20, 2020*
Exhibit 1A-2C	Authorizing Resolution of the Company*
Exhibit 1A-6A	Investment Agreement*
Exhibit 1A-6B	Management Services Agreement by and between the Company and the Manager dated August 20, 2020*

*	Filed as an exhibit to the Company’s Offering Statement on Form 1-A (File No. 024-11394) and incorporated by reference herein

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on September 25, 2024.

DF Growth REIT II, LLC

By:	DF Manager, LLC, as Manager
By:	DiversyFund, Inc., as Manager

By	/s/ Craig Cecilio

Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alan Lewis

Director and Chief Investment Officer of DiversyFund, Inc. September 25, 2024

/s/ Craig Cecilio

Director and Chief Executive Officer of DiversyFund, Inc. September 25, 2024